Exhibit 20  Press release issued May 15, 2018

For Immediate Release	May 15, 2018

EARNINGS CONTINUE TO IMPROVE IN THIRD QUARTER AT BOWL AMERICA

Bowl America Incorporated today reported that earnings per share improved to $.31 for its fiscal 2018 third quarter ended April 1, 2018, compared to $.27 in the prior year period. The combination of increased revenue and lower expenses, including taxes at the lower rate, was responsible for the improvement.

Earnings per share for the current nine-month period were $.63 compared to $.41 in the prior year. The current year-to-date increase of $.22 per share includes a one time $.13 per share after tax benefit from the Tax Cuts and Jobs Act enacted in December 2017, which was reported in the fiscal 2018 second quarter,.

Bowl America operates 18 bowling centers and its Class A Common Stock trades on the NYSE American Exchange with the symbol BWLA. We invite you to view a more detailed explanation of results in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED

Results of Operations

(unaudited)

	Thirteen weeks ended		Thirty-nine weeks ended
	April 1,	April 2,	April 1,	April 2,
	2018	2017	2018	2017
Revenues
Bowling and other	$5,423,321	$5,298,395	$13,656,336	$13,254,733
Food, beverage & merchandise sales	2,202,898	2,192,397	5,602,158	5,534,939
	7,626,219	7,490,792	19,258,494	18,789,672

Operating expenses excluding depreciation and amortization	5,187,524	5,209,854	15,051,334	15,070,942
Depreciation and amortization	238,026	260,568	712,136	828,460
Gain on sale of assets	-	34,376	-	34,376
Interest & dividend income	107,130	110,801	292,596	315,703
Interest expense	-	980	-	6,296
Earnings before taxes	2,307,799	2,164,567	3,787,620	3,234,053

Net Earnings	$1,602,799	$1,406,867	$3,234,725	$2,102,053

Comprehensive earnings	$1,208,443	$1,274,862	$2,985,809	$1,877,659

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS PER SHARE	.31	.27	.63	.41

SUMMARY OF FINANCIAL POSITION

(unaudited)

Dollars in Thousands

	04/01/18	04/02/17
ASSETS

Total current assets including cash and short-term investments of $5,172 & $2,893	$6,166	$3,948
Property and investments	24,729	28,257
TOTAL ASSETS	$30,895	$32,205

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$4,557	$4,540
Other liabilities	1,398	2,270
Stockholders' equity	24,940	25,395
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$30,895	$32,205